Exhibit 99.5

ENERFLEX LTD. ANNOUNCES VOTING RESULTS OF THE ANNUAL

MEETING OF SHAREHOLDERS

NEWS RELEASE

CALGARY, Alberta, May 7, 2024 — Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) (“Enerflex” or the “Company”), announces that at its Annual Meeting of Shareholders (the “Meeting”) held virtually on May 7, 2024, Enerflex’s shareholders approved the election of all 10 nominee directors presented in the Company’s Management Information Circular dated March 15, 2024. The shares represented at the Meeting voting on individual nominee directors were as follows:

	Approval		Against
Director	Votes For	Percentage	Votes Against	Percentage
Fernando Assing	77,625,392	91.3%	7,416,506	8.7%
Joanne Cox	73,577,708	86.5%	11,464,190	13.5%
Byron Dunn	57,993,004	68.2%	27,048,894	31.8%
James Gouin	76,193,514	89.6%	8,848,384	10.4%
Mona Hale	71,755,095	84.4%	13,286,803	15.6%
Kevin Reinhart	59,399,215	69.9%	25,642,683	30.1%
Marc Rossiter	70,443,119	82.8%	14,598,779	17.2%
Thomas Tyree	84,117,824	98.9%	924,074	1.1%
Juan Carlos Villegas	72,735,778	85.5%	12,306,120	14.5%
Michael Weill	67,978,892	79.9%	17,063,006	20.1%

At the Meeting, shareholders also approved the re-appointment of Ernst & Young LLP, Chartered Professional Accountants, as auditor of the Company, with 99.5% (93,508,053 shares) of the shares represented at the Meeting voting in favour of the resolution.

Enerflex’s non-binding advisory vote on executive compensation (“Say-on-Pay”) was defeated with 31.8% (27,055,439 shares) of the shares represented at the Meeting voting against the resolution.

The Board of Directors has taken note of the voting results and looks forward to engaging with shareholders on these important matters.

ABOUT ENERFLEX

Enerflex’s common shares trade on the Toronto Stock Exchange under the symbol “EFX” and on the New York Stock Exchange under the symbol “EFXT”. For more information about Enerflex, visit www.enerflex.com.

For investor enquiries, please contact the Company by email to chair@enerflex.com or ir@enerflex.com.